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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K/A
                                (Amendment No. 1)

      (Mark One)

                [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

                [_]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                          COMMISSION FILE NO. 001-06702


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                               NEXEN SAVINGS PLAN
                          12790 Merit Drive, Suite 800
                            Dallas, Texas 75251-1270


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   NEXEN INC.
                            1500, 635-8th Avenue S.W.
                        Calgary, Alberta, Canada T2P 3Z1


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



Explanatory Note:      Due to a formatting error in the Form 11-K filed on June
                       28, 2005, the Nexen Savings Plan is being re-filed as Amendment No. 1 to Form 11-K. On page 7 of the Notes to
                       Financial Statements, Note 5, $64,188 were accidentally shown in the 2004 Realized and Unrealized Gains column.
                       This formatting error has been corrected and the respective amount is now contained on the same page in the 2003 Interest and Dividends column.

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                               NEXEN SAVINGS PLAN
                              FINANCIAL STATEMENTS
                                       AND
                              SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2004 AND 2003



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


                                TABLE OF CONTENTS


INDEPENDENT AUDITOR'S REPORT                                           1


FINANCIAL STATEMENTS

     Statements of Net Assets Available
        for Benefits                                                   2

     Statements of Changes in Net Assets
        Available for Benefits                                         3

     Notes to Financial Statements                                     4


SUPPLEMENTAL SCHEDULE *

     Schedule of Assets (Held at End of Year)                          9



     * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Administrative Committee
NEXEN SAVINGS PLAN
Dallas, Texas


We have audited the accompanying statements of net assets available for benefits of the Nexen Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
June 7, 2005

                               NEXEN SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2004 AND 2003


                                                     2004             2003
                                                  -----------      -----------
ASSETS

     Cash                                         $     2,927      $    14,566
     Investments, at fair value                    32,693,915       26,899,763
     Receivables for securities sold                  181,533
     Other receivables                                 12,210
     Participant loans                                941,365          778,875
                                                  -----------      -----------

           TOTAL ASSETS                            33,831,950       27,693,204
                                                  -----------      -----------


LIABILITIES

     Payables for securities purchased                184,015
     Other payables                                       224           13,145
                                                  -----------      -----------

           TOTAL LIABILITIES                          184,239           13,145
                                                  -----------      -----------


NET ASSETS AVAILABLE FOR BENEFITS                 $33,647,711      $27,680,059
                                                  ===========      ===========


  The Notes to Financial Statements are an integral part of these statements.

                               NEXEN SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                        2004           2003
                                                     -----------    -----------
ADDITIONS

      Investment income:
          Net appreciation in fair value
             of investments                          $ 2,982,992    $ 6,486,697
          Interest                                       231,387        247,173
          Dividends                                      572,298        280,442
                                                     -----------    -----------

                                                       3,786,677      7,014,312
                                                     -----------    -----------

      Contributions:
          Participants                                 1,752,603      1,583,179
          Employer                                     1,108,541      1,059,493
          Rollover                                       296,621          2,939
                                                     -----------    -----------

                                                       3,157,765      2,645,611
                                                     -----------    -----------

          TOTAL ADDITIONS                              6,944,442      9,659,923
                                                     -----------    -----------


DEDUCTIONS

      Benefits paid to participants                      971,453      2,145,411
      Administrative expenses                              5,337          3,460
                                                     -----------    -----------

          TOTAL DEDUCTIONS                               976,790      2,148,871
                                                     -----------    -----------

NET INCREASE IN NET ASSETS AVAILABLE                   5,967,652      7,511,052

NET ASSETS AVAILABLE FOR BENEFITS
          Beginning of year                           27,680,059     20,169,007
                                                     -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS
          End of year                                $33,647,711    $27,680,059
                                                     ===========    ===========


  The Notes to Financial Statements are an integral part of these statements.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 1.    Description of the Plan

     The following description of the Nexen Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan Document.

     The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2002, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the "Company") and participating employers, Nexen Chemicals U.S.A. Inc., Nexen Marketing U.S.A. Inc., Nexen Oil and Gas U.S.A. Inc., and Nexen Petroleum International (U.S.A.) Inc. (the "Participating Employers"), wholly owned subsidiaries of Nexen Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code.

     For the years ended December 31, 2004 and 2003, Nationwide Trust Company, FSB (the "Trustee") was the Plan Trustee with the recordkeeping function performed by The 401(k) Company (the "Recordkeeper").

     All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or next following the date the employee attains age
     18. Participant contributions are made on a voluntary basis and directly withheld from the participant's eligible compensation, as defined in the Plan Document. Contributions may be made with pretax dollars, after-tax dollars, or a combination of pretax and after-tax dollars. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their employee contribution account and actual earnings thereon.

     The Company and Participating Employers will match 100 percent of Participant contributions up to 6% of the Participant's eligible compensation. In addition, a Participant who completes one hour of service after January 1, 2000, shall be vested 100% in his or her employer matching account.

     The Plan's investment options are: (1) Stable Value Trust Fund, (2) Bond Fund of America A, (3) Delaware Group: REIT Fund A, (4) Lord Abbett Developing Growth Fund A, (5) Scudder Equity 500 Index Fund, (6) MFS Massachusetts Investors Growth Fund A, (7) First Eagle Overseas Fund A, (8) EuroPacific Growth Fund A, (9) Washington Mutual Investors Fund A, (10) Oppenheimer Developing Markets Fund A, (11) Third Avenue Value Fund, (12) American AAdvantage Small Cap Value Plan, and (13) Nexen Inc. Stock Fund. All Company and Participating Employers contributions are invested in accordance with the investment choices selected by each respective Participant.

     Distribution of a Participant's entire account becomes due in three ways:
     (1) upon termination of employment, (2) death, or (3) disability, as defined in the Plan Document. At the option of the Participant or beneficiary, such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document. Withdrawals from the Plan by active Participants are permitted for specific instances of financial hardship and age 59 1/2 withdrawals, which can be made once every six months. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 2.     Tax Status

     The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002 stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust is exempt from taxation under Section 501(a) of the Code. The Trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The Company and the Plan's tax counsel believe that the Trust continues to qualify and to operate as designed.


Note 3.     Summary of Significant Accounting Policies

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

  Basis of Accounting

     The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year. Benefits are recorded when paid.

  Investments

     Investments are stated at fair value as determined by the Trust based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into thirteen distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to Participant accounts on a pro-rata basis depending on the Participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

     A brief description of each investment option is as follows:

     STABLE VALUE TRUST FUND - The Stable Value Trust Fund's core investment vehicle is the AMVESCAP National Trust Company Stable Value Trust Fund. The remaining portion of the money is invested in money market funds offered through the following mutual fund families: The American Funds Group, Oppenheimer Funds, MFS Family of Funds, Lord Abbett and Company, Third Avenue Funds, Delaware Funds, First Eagle Funds, and Scudder Funds.

     AMERICAN AADVANTAGE SMALL CAP VALUE PLAN - is a small value fund that seeks long-term capital appreciation and current income by investing over 80% of its assets in equity securities of companies within the United States.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



Note 3.     Summary of Significant Accounting Policies - continued

  Investments - continued

     BOND FUND OF AMERICA A - invests primarily in high quality intermediate-term corporate bonds and U.S. government securities.

     DELAWARE GROUP: REIT FUND A - is a non-diversified fund that seeks long-term total return by investing primarily in equities of real-estate investment trusts (REITs).

     LORD ABBETT DEVELOPING GROWTH FUND A - is a small company growth fund that seeks long-term capital growth by investing in stocks of companies with market capitalization of less than $1 billion.

     SCUDDER EQUITY 500 INDEX FUND - is a large company growth and income fund that invests primarily in equity securities of companies included in the S & P 500.

     MFS MASSACHUSETTS INVESTORS GROWTH FUND A - invests primarily in common stocks or bonds that are convertible into stock, issued by companies exhibiting above-average prospects for long-term growth.

     FIRST EAGLE OVERSEAS FUND A - is a foreign stock fund that seeks long-term capital growth by investing primarily in equities of small- and mid-sized foreign companies in developed and emerging markets.

     EUROPACIFIC GROWTH FUND A - is a large company foreign stock fund that seeks long-term capital appreciation by investing in companies domiciled in developed countries outside the United States.

     WASHINGTON MUTUAL INVESTORS FUND A - is a large company value-oriented growth and income fund.

     OPPENHEIMER DEVELOPING MARKETS FUND A - is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

     THIRD AVENUE VALUE FUND - is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

     NEXEN INC. STOCK FUND - provides ownership interest in Nexen Inc. Common Stock with short-term cash sufficient to maintain a liquidity balance to facilitate daily transactions and compliance with securities law.

  Market and Credit Risks

     The Plan invests in a variety of investments. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that the changes in the values of the investments will occur in the near term and that such changes could materially affect the amount reported in the plan's statement of net assets available for benefits.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



Note 3.     Summary of Significant Accounting Policies - continued

  Administration

     The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from funds available through the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.



Note 4.     Plan Termination

     Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each Participant's account shall become fully vested and Participants will be entitled to distributions of their entire accounts.



Note 5.     Investments

     Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2004 and 2003 are as follows:

                                                              December 31,      December 31,
                                                                  2004              2003
                                                               Fair Value        Fair Value
                                                               ----------        ----------
            Washington Mutual Investors Fund A               $  4,092,367      $  3,708,854
            Bond Fund of America A                              2,459,382         1,397,623
            Nexen Inc. Stock Fund                               6,934,421         8,276,954
            Stable Value Fund                                   5,097,765         3,645,542
            EuroPacific Growth Fund A                           2,213,910         1,569,376
            Third Avenue Value Fund                             1,993,099         1,890,106
            MFS Massachusetts Investors Growth Fund A           2,097,425         2,036,632
            Delaware Group: REIT Fund A                         1,722,598

     During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $3,786,677 and $7,014,312, respectively, as follows:

                                           2004                                  2003
                              -----------------------------         ----------------------------
                                               Realized and                         Realized and
                              Interest and      Unrealized          Interest and     Unrealized
                                Dividends         Gains               Dividends         Gains
                              ------------      -----------         ------------     -----------
Mutual funds                   $  688,502       $2,002,637          $  443,041       $2,742,494
Stock funds                        55,876          980,355              20,386        3,744,203
Loans to Participants              59,307                               64,188

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 6.     Plan Amendment

     On November 1, 2004, the Fourth Amendment to the Nexen Savings Plan was executed and adopted. Effective January 1, 2005, Section V. B (1) of the Plan's Adoption agreement was restated in its entirety to amend the definitions of Compensation used to calculate contributions under the Plan.

     Under this amendment, the definition of Compensation was updated to (a) clarify that income attributable to stock options, stock appreciation rights, restricted stock, and any other equity-based incentive awards is excluded from the definition of Compensation and (b) remove as an exclusion from the definition of Compensation the provision that Compensation for an Employee at the Taft, Louisiana plant excludes compensation paid with respect to any hours in excess of the regularly scheduled hours for the Employee during a payroll period.



Note 7.     Loans to Participants

     Participant loans receivable are stated at cost, which approximates fair value. A Participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee per loan. The loans are secured by a lien on the borrower's vested account balance in the Plan and bear interest at rates based on prevailing market conditions. Interest rates on outstanding loans at December 31, 2004 ranged from 5.36% to 10.74%.

                              SUPPLEMENTAL SCHEDULE

                               NEXEN SAVINGS PLAN
         Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                EIN: 06-0944810
                                 PLAN NUMBER 001
                                DECEMBER 31, 2004

(a)                  (b)                                       (c)                              (d)              (e)
                                                Description of Investment including
          Identity of Issuer, borrower          maturity date, rate of investment,                             Current
            lessor, or similar party             collateral, par, or maturity value            Cost #           value
-------------------------------------------------------------------------------------------------------------------------
PARTICIPANT-DIRECTED INVESTMENT:

         The American Funds Group             Bond Fund of America A,
                                                Net Asset Value $13.65                                    $    2,459,382

         The American Funds Group             Washington Mutual Investors Fund A,
                                                Net Asset Value $30.78                                         4,092,367

         The American Funds Group             EuroPacific Growth Fund A,
                                                Net Asset Value $35.63                                         2,213,910

         American Beacon                      American AAdvantage Small Cap Value Plan
                                                Net Asset Value $19.91                                           665,873

         Scudder Funds                        Scudder Equity 500 Index Fund,
                                                Net Asset Value $135.70                                        1,571,496

         First Eagle Funds                    First Eagle Overseas Fund A,
                                                Net Asset Value $21.77                                         1,078,681

         Lord Abbett & Company                Lord Abbett Developing Growth Fund A,
                                                Net Asset Value $15.90                                         1,500,098

         MFS Family of Funds                  MFS Massachusetts Investors Growth Fund A,
                                                Net Asset Value $12.36                                         2,097,425

         Third Avenue Funds                   Third Avenue Value Fund,
                                                Net Asset Value $51.70                                         1,993,099

         Delaware Funds                       Delaware Group: REIT Fund A,
                                                Net Asset Value $21.29                                         1,722,598

         Oppenheimer Funds                    Oppenheimer Developing Markets Fund A,
                                                Net Asset Value $26.88                                           966,343

         The American Funds Group             Cash Management Trust Of America,
                                                Par Value $1.00                                                  300,451

         AMVESCAP National Trust Company      Stable Value Trust Fund,
                                                Par Value $1.00                                                5,097,765

         AllianceBernstein                    Capital Reserve Money Market Fund
                                                Par Value $1.00                                                        6

         Bank One, NA                         Cash                                                                 2,927

   *     Nexen Inc.                           Nexen Inc. Stock Fund
                                                 (Nexen Inc. Stock, no par;
                                                  money market,  value $1.00 )                                 6,934,421

   *     Loans to Participants                Interest Rates From 5.36% to 10.74%                                941,365
                                                                                                            -------------

                                                                                                          $   33,638,207
                                                                                                            =============

*    Indicates each identified person/entity known to be party-in-interest.

# Historical cost information omitted as it is not required for participant directed investments.

     This supplemental schedule lists assets held for investment purposes at December 31, 2004, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  July 11, 2005

                                               NEXEN SAVINGS PLAN

                                               By:  Nexen Petroleum U.S.A. Inc.


                                               By: /s/ Douglas B. Otten
                                                   -----------------------------
                                                   Douglas B. Otten, President

                                INDEX TO EXHIBITS


        EXHIBIT
        NUMBER             DESCRIPTION OF EXHIBITS
        -------            -----------------------

           1               Consent of Weaver & Tidwell, L.L.P.

                                                                       EXHIBIT 1




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                               NEXEN SAVINGS PLAN

                                    EXHIBIT 1
                                       TO
                           ANNUAL REPORT ON FORM 11-K



================================================================================

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K into the Company's previously filed Registration Statement File No. 33-28346, 33-79666 and 333-118019. It should be noted that we have not audited any financial statements of the Nexen Savings Plan subsequent to December 31, 2004 or performed any audit procedure subsequent to the date of our report.

                                                 /s/ WEAVER & TIDWELL, L.L.P.


Dallas, Texas
June 27, 2005